UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2025

Dr. Eli Hazum
Chief Executive Officer
Regentis Biomaterials Ltd.
60 Medinat Hayehudim
Herzliya, Israel 4676652

Re: Regentis Biomaterials Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed May 5, 2025
File No. 333-285692

Dear Dr. Eli Hazum:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 19, 2025 letter.

Amendment No. 1 to Registration Statement on Form F-1

Use of Proceeds, page 58

1. We note from your revised disclosed on page 92 that $250,000 will be paid to the chairman of your board of directors upon completion of this offering. Please indicate this in your use of proceeds disclosure.

Capitalization, page 59

2. We note your revisions to address prior comment 1. Please also address the following:
   - Include the balance of your liabilities presented in the table in your calculation of total capitalization.
   - Your pro forma capitalization reflects the receipt of $200,000 pursuant to the 2025 Loan Agreements. However, your disclosures on pages 115 and II-3 indicate

that you received $110,000 under the 2025 Loan Agreements. Advise us or revise your filing accordingly.

- Your pro forma, as adjusted, capitalization gives effect to the sale of 909,090 of your ordinary shares. Reconcile this, as well as on page 12, with your disclosures throughout your filing that indicate you are offering 1,000,000 of your ordinary shares for sale.

Please contact Eric Atallah at 202-551-3663 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David A. Huberman, Esq.